Exhibit 99.2

MAKEMYTRIP LIMITED

Terms of Issue of Class B Shares

1	INTERPRETATION

1.1	Definitions

“Affiliate” of any specified Person refers to any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by Contract or otherwise.

“AK CIC Severance Agreement” refers to the Change In Control Severance Agreement, dated as of [●], 2016, between MakeMyTrip (India) Private Limited and Mr. Ashish Kashyap.

“Applicable Law” refers to any federal, state, provincial, municipal, domestic or foreign law (including common law), statute, ordinance, rule, regulation, code or Judgment issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity.

“Associate” with respect to any Person refers to any other Person of which such first Person is the Beneficial Owner of between 20% and 50% of such other Person’s outstanding Capital Stock or otherwise controls the business decisions of such other Person.

“Beneficial Owner” with respect to any security refers to any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security; and such term shall otherwise be interpreted in accordance with Rules 13d-3 and 13d-5 promulgated under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any security which may be acquired by such Person pursuant to any contract, arrangement or understanding or through the exercise of any option, warrant or right, or otherwise (irrespective of whether the right to acquire such security is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing), except that in no event shall any Class B Member be deemed to Beneficially Own any securities which it has the right to acquire pursuant to Section 6 unless, and then only to the extent that, it shall have actually exercised such right. The terms “Beneficial Ownership”, “Beneficially Own” and “Beneficially Owned” shall have a correlative meaning.

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“Board Qualifications” refers to the requirement that each Director, at the time of nomination and at all times thereafter until such individual’s service on the Board ceases, (i) meets any applicable requirements under Applicable Law, the rules of the Designated Stock Exchange, the Company’s corporate governance policies (to the extent such policies are in effect, and have been made available to the Initial Class B Member, as of October 18, 2016) and the Constitution to be a member of the Board and (ii) to the extent required of all Directors of the Company as of October 18, 2016, prior to being nominated, agrees to comply with the requirements in Section 7.1.8.

“Business Combination” refers to (a) any form of business combination or similar transaction or series of transactions involving the Company or any Affiliate thereof, including any merger, amalgamation, sale, acquisition, joint venture, consolidation, issuance of shares, direct share exchange or tender or exchange offer, (b) any form of restructuring, reorganization, recapitalization or similar transaction with respect to the Company or any Affiliate thereof and (c) any acquisition, sale, disposition, lease, distribution, encumbrance, mortgage, pledge, liquidation or exchange of the assets of the Company or any Affiliate thereof comprising a line of business, business segment or division or going concern; in the case of clauses (a) and (b) above, irrespective of whether the Company or any Affiliate thereof is the surviving or resulting entity of any such transaction and irrespective of whether any Capital Stock of the Company or any Affiliate thereof is converted into or exchanged for cash, securities or any other property in any such transaction.

“Business Day” refers to any day except Saturday or Sunday on which commercial banks are not required or authorized to close in Mauritius, Singapore, The Netherlands and New York, New York.

“Capital Stock” with respect to any Person at any time refers to any and all shares, equity interests, rights to share in capital surplus or profits or receive a distribution of assets upon liquidation or dissolution, or other equivalents of capital stock

(however designated or classified, whether voting or nonvoting), partnership interests (whether general or limited), limited liability company interests or units, member interests or equivalent ownership interests in or issued by such Person, and any and all warrants, options, rights or other securities (including debt securities) exercisable or exchangeable for, or convertible into, any of the foregoing.

“Cause” has the meaning provided in Section 7.1.4.

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“CIC Severance Agreements” refers to each of the DK CIC Severance Agreement, the RM CIC Severance Agreement and the AK CIC Severance Agreement.

“Class B Conversion Notice” has the meaning provided in Section 5.1.2.

“Class B Director” refers to any Director nominated by the Class B Members in accordance with the provisions of these Terms of Issue.

“Class B Member” refers to any Holder of Class B Shares. On the Class B Shares Original Issuance Date, the sole Class B Member is MIH Internet SEA Private Limited.

“Class B Shares” refers to the class B convertible ordinary shares, par value USD 0.0005 per share, of the Company, which are governed by these Terms of Issue.

“Class B Shares Original Issuance Date” refers to [●], the date of issuance of the original Class B Shares.

“Company Director” refers to any Director nominated by the Company.

“Confidential Information” has the meaning provided in Section 9.1.4.

“Confidentiality Agreement” refers to the confidentiality agreement, dated as of April 25, 2016, between MIH B2C Holdings B.V. (formerly Intervision (Services) Holding B.V.) and the Company, as amended, modified and supplemented from time to time.

“Constitution” refers to the constitution of the Company adopted pursuant to a special resolution by way of written resolutions passed by the Members on July 19, 2010, as supplemented or amended or substituted from time to time.

“Contract” refers to any contract, lease, license, indenture, agreement, commitment or other legally binding arrangement.

“Conversion Time” has the meaning provided in Section 5.2.3.

“Converted Class B Shares” has the meaning provided in Section 5.2.3.

“Convertible Notes” refers to the $180,000,000 aggregate principal amount of 4.25% Convertible Notes due 2021 issued by the Company pursuant to the Convertible Notes Indenture.

“Convertible Notes Indenture” refers to the indenture, dated as of January 14, 2016, between the Company, as issuer, and The Bank of New York Mellon, Singapore Branch, as trustee, pursuant to which the Company issued $180,000,000 aggregate principal amount of 4.25% Convertible Notes due 2021.

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“Ctrip” refers to Ctrip.com International, Ltd.

“Ctrip Director” refers to any Director nominated by Ctrip.

“DK CIC Severance Agreement” refers to the Change In Control Severance Agreement, dated as of October 19, 2016, between MakeMyTrip (India) Private Limited and Mr. Deep Kalra.

“Employee Benefit Plan” refers to any plan, program, agreement, arrangement or understanding that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, retention, employee pension, profit sharing, savings, retirement, supplemental retirement, stock ownership, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred or phantom stock unit or other equity-based compensation, severance pay, salary continuation, life, death benefit, health, medical, hospitalization, sick leave, vacation pay, paid time off, disability or accident insurance, fringe benefit, perquisite or other employee benefit plan, program, agreement, arrangement or understanding, including any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not legally binding or subject to ERISA).

“ERISA” refers to the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Event of Automatic Conversion” has the meaning provided in Section 5.2.1.

“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

“Fifteen Percent Transfer” refers to a Transfer, or series of Transfers, to a Person other than a Permitted Holder by one or more Class B Members of a number of Class B Shares equal to or more than fifteen (15) percent (but less than thirty (30) percent) of the total voting power of all Monsoon Voting Securities. For the avoidance of doubt, any further Transfer, or series of Transfers, by any Fifteen Percent Transferee of any Monsoon Voting Securities shall not constitute a Fifteen Percent Transfer for purposes hereof.

“Fifteen Percent Transferee” refers to the Transferee in a Fifteen Percent Transfer.

“Forty Percent Transfer” refers to a Transfer, or series of Transfers, to a Person other than a Permitted Holder by one or more Class B Members of (i) a number of Class B Shares equal to or more than forty (40) percent of the total voting power of all Monsoon Voting Securities or (ii) all of the Class B Shares held by such Class B Members, so long as such Class B Shares represent at least thirty (30) percent of the total voting power of all Monsoon Voting Securities. For the avoidance of doubt, any further Transfer, or series of Transfers, by a Forty Percent Transferee of (x) Class B Shares that represent at least forty (40) percent of the total voting power of all Monsoon Voting Securities or (y) all of the Class B Shares held by such Forty Percent Transferee (so long as such Class B Shares represent at least thirty (30) percent of the total voting power of all Monsoon Voting Securities) shall constitute a Forty Percent Transfer for purposes hereof and the transferee of such Class B Shares shall be a Forty Percent Transferee for purposes hereof.

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“Forty Percent Transferee” refers to the Transferee in a Forty Percent Transfer.

“Governmental Entity” refers to any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“Group” has the meaning given to such term in Section 13(d)(3) of the Exchange Act.

“Holder” refers to a holder of record of any Monsoon Voting Security.

“Indebtedness” with respect to any Person on any date of determination refers to (without duplication) (i) the principal in respect of indebtedness of such Person for borrowed money, (ii) the principal in respect of obligations of such Person evidenced by bonds, notes, debentures or other similar instruments or by letters of credit (other than those issued to suppliers in the ordinary course of business consistent with past practice), (iii) purchase money obligations of such Person, conditional sale obligations of such Person, obligations of such Person under any title retention agreement and all other obligations of such Person relating to the deferred purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) obligations of such Person as lessee under leases which have been or should have been recorded as capital leases, in accordance with the accounting standards and rules applicable to such Person, (v) obligations of such Person in respect of amounts outstanding under overdraft or similar lines, (vi) obligations of such Person under or in respect of bankers’ acceptances, letters of credit (other than those securing obligations entered into in the ordinary course of business consistent with past practice to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit), bank guarantees, surety bonds or similar arrangements (including reimbursement obligations with respect thereto), (vii) Liabilities of such Person under any sale and leaseback transaction or any other transaction which is the functional equivalent of, or takes the place of, borrowing but which does not constitute indebtedness on the balance sheet, (viii) Liabilities of such Person under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging, derivative or similar agreements, (ix) to the extent not otherwise included in the foregoing, the financing of any accounts receivable of such Person, as indicated by the existence of an interest bearing instrument or financial costs (whether or not reflected on the balance sheet), (x) guarantees by such Person of obligations of the type described in the foregoing clauses of any other Person, (xi) obligations of any other Person of the type described in the foregoing clauses that are secured by a Lien on any asset or property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured, and (xii) accrued interest, prepayment penalties or premiums, breakage fees and all other amounts owed in respect of any of the foregoing.

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“Independent Directors” refers to any Director who meets the independence requirements of Rule 5605 of the NASDAQ Stock Market Rules (or of the equivalent rules of another Designated Stock Exchange) and otherwise satisfies the independence requirements set forth in Rule 10A-3 promulgated under the Exchange Act.

“Indigo Parent Disclosure Letter” refers to the letter, dated as of October 18, 2016, from Indigo Parent to the Company in connection with the Transaction Agreement.

“Initial Class B Member” refers to MIH Internet SEA Private Limited.

“Investor Rights” has the meaning provided in Section 7.1.3.

“Investor Rights Provisions” has the meaning provided in Section 7.1.3.

“Judgment” refers to any judgment, order, decree, writ, injunction, circular, award, settlement, stipulation or finding issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Liabilities” refers to liabilities, commitments or obligations of any nature, whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued, due or to become due.

“Lien” refers to any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Applicable Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

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“Market Price” in relation to any listed securities on any date refers to the closing sale price per security (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the NASDAQ (or the principal securities exchange on which such securities are then traded). If none of the securities are listed for trading on a securities exchange on the relevant date, the “Market Price” shall be the last quoted bid price for the securities in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the securities are not so quoted, the “Market Price” shall be the average of the midpoint of the last bid and ask prices for the securities on the relevant date from each of at least 3 internationally recognized independent investment banking firms selected by the Company for this purpose. If such bid and ask prices are not available, the “Market Price” shall be the price for the securities as reasonably determined in good faith by the Independent Directors.

“Monsoon Stock Plans” refers to the Amended and Restated 2001 Equity Option Plan and the 2010 Share Incentive Plan of the Company (each, as amended as of the Class B Shares Original Issuance Date).

“Monsoon Voting Securities” refers to all shares of all classes of Capital Stock of the Company then outstanding which are normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof, including all Ordinary Shares and Class B Shares.

“NASDAQ” refers to the NASDAQ Global Market.

“New Issuance” has the meaning provided in Section 6.1.1

“Ordinary Shares” refers to the ordinary shares, par value $0.0005 per share, of the Company, which class of shares is listed and admitted to trading on the NASDAQ as of the Class B Shares Original Issuance Date.

“Ordinary Shares Conversion Event” has the meaning provided in Section 4.1.3.

“Permitted Holder” refers to:

(i)	Naspers Limited or any Affiliate thereof;

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(ii)	any Person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s e-commerce business or any Affiliate of such Person; or

(iii)	any Person that directly or indirectly acquires all or a substantial portion of Naspers Limited’s “business to consumer” (B2C) business or any Affiliate of such Person;

provided that following (A) either of the acquisitions described in paragraphs (ii) or (iii) above or (B) a Forty Percent Transfer, a “Permitted Holder” refers to:

(x)	in the case of sub-paragraph (A), the Person effecting such acquisition pursuant to paragraphs (ii) or (iii) above, and any Affiliate thereof, as the case may be; or

(y)	in the case of sub-paragraph (B), the Forty Percent Transferee and any Affiliate thereof.

“Permitted Holder Ownership Percentage” as of any date or time, refers to the total number of Monsoon Voting Securities (including all Class B Shares and Ordinary Shares) Beneficially Owned by all Permitted Holders, expressed as a percentage of the total number of Monsoon Voting Securities issued and outstanding as of such date or time.

“Person” refers to any individual, general or limited partnership, corporation, limited liability company, joint stock company, trust, joint venture, unincorporated organization, association or any other entity, including any Governmental Entity, or any Group consisting of two or more of the foregoing.

“Pledged Shares” has the meaning provided in Section 5.2.2.

“Postponed Meeting” has the meaning provided in Section 7.2.1

“Purchase” has the meaning provided in Section 6.1.1.

“Records” refers to all books, records and other documents, including all tax records, books of account, stock records and ledgers, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, billing records and sales and promotional literature, in all cases, in any form or medium.

“Registration Rights Agreement” refers to the registration rights agreement, dated as of October 18, 2016, among the Company, the Initial Class B Member and certain other parties named therein.

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“Related Person” with respect to any Person refers to:

(i)	any director, executive officer or nominee for director of such Person;

(ii)	any Beneficial Owner of 5% or more of the Capital Stock of such Person;

(iii)	any immediate family member (including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law) of such Person or any Person specified in clause (i) or (ii) above and any individual (other than a tenant or employee) sharing the household of such Person or any Person specified in clause (i) or (ii) above; or

(iv)	any other Person who shall be considered a “related party” as prescribed under the Indian Companies Act, 2013.

“Related Party Transaction” refers to any transaction or series of related transactions (including any purchase, sale, lease, exchange or other disposition of property or other assets, the rendering of any service and any loan, advance or extension of credit) between or among the Company or any Subsidiary thereof, on the one hand, and any Affiliate, Associate or Related Person (in each case excluding the Company or any Subsidiary thereof) of the Company or any Subsidiary thereof, on the other hand.

“Representatives” with respect to any Person refers to its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other advisors and representatives.

“Reserved Matter” refers to each matter set out in Section 7.5.1.

“RM CIC Severance Agreement” refers to the Change In Control Severance Agreement, dated as of October 19, 2016, between MakeMyTrip (India) Private Limited and Mr. Rajesh Magow.

“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

“Subsidiary” of any Person refers to any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Terms of Issue” refers to these terms of issue governing the Class B Shares.

“Third Party Tender Offer” refers to a bona fide offer commenced and conducted by any Person (other than any Class B Member or any of its Affiliates, or the Company or any of its Affiliates, or any Group that includes as a member thereof any Class B Member or any of its Affiliates) to purchase or exchange for cash, securities or any other property all of the then outstanding Capital Stock of the Company.

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“Thirty Percent Transfer” refers to a Transfer, or series of Transfers, to a Person other than a Permitted Holder by one or more Class B Members of a number of Class B Shares equal to or more than thirty (30) percent (but less than forty (40) percent) of the total voting power of all Monsoon Voting Securities. For the avoidance of doubt, any further Transfer, or series of Transfers, by any Thirty Percent Transferee of any Monsoon Voting Securities shall not constitute a Thirty Percent Transfer for purposes hereof.

“Thirty Percent Transferee” refers to the Transferee in a Thirty Percent Transfer.

“Transaction Agreement” refers to the transaction agreement, dated as of October 18, 2016, among the Initial Class B Member, the Company and MIH B2C Holdings B.V.

“Transaction Documents” refers to the Transaction Agreement, the Registration Rights Agreement, the CIC Severance Agreements and the Confidentiality Agreement.

“Transfer” refers to the sale, transfer, assignment, pledge, conveyance, encumbrance, hypothecation or other disposition (whether by operation of law, by means of foreclosure or otherwise, whether or not for consideration, and whether voluntarily or involuntarily) of Class B Shares, which results in the conversion of such Class B Shares into Ordinary Shares pursuant to Section 5. The terms “Transferring,” “Transferee” and “Transferred” shall have a correlative meaning.

“$” refers to the lawful currency of the United States of America.

1.2	Defined terms used but not defined herein shall have the meaning ascribed to them in the Constitution.

1.3	The headings in these Terms of Issue do not affect their interpretation or construction.

2	GENERAL

2.1	Creation and issuance

2.1.1	The Board shall be authorized to create and issue an unlimited number of Class B Shares from time to time.

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2.2	Identical rights

2.2.1	Except as set forth herein, the powers, relative participation and optional or other special rights of the Class B Shares, including rights to participate in share splits, share dividends, share combinations, rights, options or warrants issuances, recapitalizations, reclassifications or similar transactions shall be identical in all respects to those of the Ordinary Shares provided for in the Constitution.

3	VOTING RIGHTS

3.1	Voting rights on a show of hands

3.1.1	At any Members’ meeting on a show of hands each Class B Member present in person (by a duly authorized representative) or by proxy shall have one vote.

3.1.2	On demand by one or more Class B Members holding, in aggregate, more than ten (10) percent of the total voting rights of all Members on the Business Day that precedes a vote of the Members, voting shall take place by way of poll and no resolution shall be deemed to have been carried by a show of hands pursuant to Clause 66 of the Constitution.

3.2	Voting rights on a poll

3.2.1	At any Members’ meeting on a poll each Class B Member present in person (by a duly authorized representative) or by proxy shall have one vote for every fully paid Class B Share of which it is the Holder.

3.3	Voting of the Ordinary Shares and the Class B Shares

3.3.1	Except as otherwise required by Applicable Law, by these Terms of Issue or by the Constitution, the Ordinary Shares and the Class B Shares shall vote together as a single class on all matters on which Holders of Monsoon Voting Securities are entitled to vote.

4	DISTRIBUTION RIGHTS

4.1	Dividends and other payments

4.1.1	Without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, Class B Members and Holders of other Monsoon Voting Securities shall be entitled to such dividends and other distributions in cash, stock or property of the Company as may be declared thereon from time to time in accordance with the Constitution. No dividend or other distribution may be declared or paid on any Monsoon Voting Securities other than the Class B Shares unless a like dividend or other distribution is simultaneously declared or paid, as the case may be, on each Class B Share, without preference or priority of any kind.

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4.1.2	All dividends and distributions on the Class B Shares payable in Monsoon Voting Securities shall be paid in the form of Class B Shares and no dividends or distributions on any other Monsoon Voting Securities shall be paid in the form of Class B Shares. In no event will Class B Shares be split, divided, consolidated or combined unless the other outstanding classes of Monsoon Voting Securities shall be proportionately split, divided, consolidated or combined.

4.1.3	In the event of a transaction as a result of which the Ordinary Shares are converted into or exchanged for one or more other securities, cash or other assets or property (a “Ordinary Shares Conversion Event”), then from and after such Ordinary Shares Conversion Event, each Class B Member shall be entitled to receive, upon the conversion of its Class B Shares in accordance with Section 5, the amount of such securities, cash and other assets or property that such Class B Member would have received if the conversion of such Class B Shares had occurred immediately prior to the record date (or if there is no record date, the effective date) of the Ordinary Shares Conversion Event. This Section 4.1.3 shall be applicable in the same manner to all successive conversions or exchanges pursuant to any Ordinary Shares Conversion Event.

4.1.4	No adjustments in respect of dividends shall be made upon the conversion of any Class B Shares in accordance with Section 5; provided, that if any Class B Share shall be converted after the record date for the payment of a dividend or other distribution on Class B Shares but before such payment, then the relevant Class B Member at the close of business on such record date shall be entitled to receive the dividend or other distribution payable on such Class B Share on the payment date notwithstanding the conversion thereof; provided, however, that any such dividend payable in the form of Class B Shares (i) shall be deemed to have been declared on the Ordinary Shares into which such Class B Shares shall have been converted and (ii) any such dividend shall be payable in the form of Ordinary Shares.

4.2	Liquidation

4.2.1	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the Class B Members, together with the other Holders of Monsoon Voting Securities, shall be entitled to receive all of the remaining assets of the Company available for distribution to its Members in accordance with the terms of the Constitution. In any such distribution, the Holders of Class B Shares, Ordinary Shares and all other Monsoon Voting Securities shall be treated equally on a per share basis.

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5	CONVERSION RIGHTS

5.1	Voluntary conversion

5.1.1	Subject to and upon compliance with the provisions of this Section 5.1, at any time and from time to time, any Class B Member may convert any or all of its Class B Shares into an equal number of Ordinary Shares.

5.1.2	At the time of a voluntary conversion, the Class B Member shall deliver to the principal office of the Company or any transfer agent for Ordinary Shares (i) the certificate or certificates representing the Class B Shares to be converted, duly endorsed in blank or accompanied by proper instruments of transfer, and (ii) a duly completed irrevocable written notice substantively in the form of the Exhibit attached hereto (“Class B Conversion Notice”) to the Company stating that the Class B Member elects to convert such Class B Shares and stating the name or names (with addresses) and denominations in which the certificate or certificates representing the Ordinary Shares issuable upon the conversion are to be issued and including instructions for the delivery thereof.

5.1.3	Within three (3) Business Days after the delivery is made to the Company or its transfer agent of such Class B Conversion Notice and the certificate or certificates representing the Class B Shares to be converted, the Company or its transfer agent shall (i) take all actions and execute all documents necessary to effect the issuance of the full number of Ordinary Shares to which the Holder shall be entitled in satisfaction of any conversion pursuant to this Section 5.1, (ii) if requested by the Holder, deliver at the stated address of such Holder a certificate or certificates representing the number of Ordinary Shares delivered upon each such conversion, (iii) register such Ordinary Shares in the name of the Holder and (iv) cancel (or cause the cancellation of) the certificate or certificates representing the Class B Shares that were converted into Ordinary Shares.

5.2	Automatic conversion

5.2.1	A Class B Share shall automatically, without further action, convert into one Ordinary Share upon the Transfer of such Class B Share to any Person, other than to (i) a Permitted Holder, (ii) a Forty Percent Transferee or (iii) a pledgee of Class B Shares pursuant to Section 5.2.2) (an “Event of Automatic Conversion”), provided that any conversion of Class B Shares which are Transferred to a Thirty Percent Transferee or a Fifteen Percent Transferee, as applicable, shall be subject to the completion of all actions (including the execution and delivery of the relevant shareholders agreement) contemplated by (and compliance by the Company with) Section 7.7.1 or Section 7.7.2, as applicable. For the avoidance of doubt, any Class B Shares which remain Beneficially Owned by any Permitted Holder upon completion of any Thirty Percent Transfer, Fifteen Percent Transfer or any other Transfer that results in an Event of Automatic Conversion shall not be converted into Ordinary Shares in connection therewith or as a result thereof.

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5.2.2	Notwithstanding anything to the contrary set forth in these Terms of Issue, a Class B Member may pledge its Class B Shares pursuant to a bona fide pledge of such Class B Shares as collateral security for any indebtedness for borrowed money to any Person (the “Pledged Shares”) due to the pledgee or its nominee; provided, however, that (i) such Class B Shares shall not be voted by or registered in the name of the pledgee and shall remain subject to the provisions of these Terms of Issue and (ii) upon foreclosure, realization or other similar action by any pledgee that is not a Permitted Holder, such Pledged Shares shall automatically convert into Ordinary Shares on a share-for-share basis.

5.2.3	Any conversion pursuant to an Event of Automatic Conversion shall be deemed to have been effected at the time the Event of Automatic Conversion occurred (the “Conversion Time”). At the Conversion Time, the certificate or certificates that represented immediately prior thereto the Class B Shares which were so converted (the “Converted Class B Shares”) shall, automatically and without further action, represent the same number of Ordinary Shares.

5.2.4	Holders of Converted Class B Shares shall deliver their certificates, duly endorsed in blank or accompanied by proper instruments of transfer, to the principal office of the Company or the office of any transfer agent for Ordinary Shares, together with a notice specifying the name or names, addresses and denominations in which the certificate or certificates representing such Ordinary Shares are to be issued and including instructions for delivery thereof.

5.2.5	Upon such delivery, the Company or its transfer agent shall promptly issue and deliver at such specified address to such Holder of Ordinary Shares a certificate or certificates representing the number of Ordinary Shares to which such Holder is entitled by reason of such conversion, and shall cause such Ordinary Shares to be registered in the name of such Holder.

5.2.6	The Person entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the Holder of such Ordinary Shares at and as of the Conversion Time, and the rights of such Person as a Holder of Class B Shares that have been converted shall cease and terminate at and as of the Conversion Time (to the extent of the conversion), in each case without regard to any failure by such Holder to deliver the certificates or the notice required by these Terms of Issue.

5.3	Unconverted Class B Shares

5.3.1	In the event of the conversion of less than all the Class B Shares evidenced by a certificate surrendered to the Company in accordance with the procedures of this Section 5, the Company shall execute and deliver to or upon the written order of the applicable Class B Member, without charge to such Class B Member, a new certificate evidencing the number of Class B Shares not converted.

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5.4	Transfer rights

5.4.1	Immediately upon any voluntary conversion or automatic conversion of Class B Shares pursuant to the provisions of this Section 5, the rights of each applicable Class B Member with regard to such Class B Shares (in its capacity as a Class B Member hereunder) shall cease and any Holder of Ordinary Shares issued upon such conversion that is not a Permitted Holder shall not be entitled, in any respect, to any rights provided under these Terms of Issue.

5.4.2	Immediately upon the completion of a Forty Percent Transfer, the Forty Percent Transferee shall be deemed to be the Class B Member and shall be entitled to all the rights provided (and subject to the same restrictions) under these Terms of Issue, and the Class B Members that Transferred the Class B Shares pursuant to such Forty Percent Transfer shall no longer be Class B Members and shall not be entitled to any rights provided under these Terms of Issue.

5.4.3	Notwithstanding anything in these Terms of Issue to the contrary, following any Transfer of Class B Shares by any Class B Member which results in an Event of Automatic Conversion, the Ordinary Shares of the relevant Transferee that were the subject of such Transfer shall not be treated as being Beneficially Owned by such Class B Member for any purpose under these Terms of Issue.

5.5	Restrictions on issuances and sales

5.5.1	Class B Shares which have been converted into Ordinary Shares shall be retired and canceled automatically upon conversion thereof.

5.5.2	The Company shall not (i) issue, sell, distribute, transfer or otherwise convey any Class B Shares or any securities convertible or exchangeable or exercisable for or into Class B Shares or (ii) reissue, resell, redistribute or otherwise retransfer any Class B Shares that shall have been acquired by the Company in any other manner in each case to any Person other than a Permitted Holder.

5.5.3	Any issuance or sale of Class B Shares (or securities convertible into, or exchangeable or exercisable for, Class B Shares) in violation of Section 5.5.2 shall be null and void ab initio.

5.6	Sufficient reserves

5.6.1	So long as any Class B Shares are outstanding, the Company shall reserve and keep available out of its duly authorized but unissued Ordinary Shares, for the purpose of effecting the conversion of the Class B Shares as provided herein, such number of its duly authorized Ordinary Shares and other securities as shall from time to time be sufficient to effect the conversion of all outstanding Class B Shares.

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5.7	Issuance of Ordinary Shares upon conversion

5.7.1	The Ordinary Shares into which any Class B Shares are converted shall be duly authorized and validly issued, fully paid and non-assessable and free of any pre-emptive rights.

5.7.2	The conversion of Class B Shares into Ordinary Shares and the issuance of certificates for Ordinary Shares upon such conversion shall occur without payment of any amounts (including any stamp or other similar tax) by any Permitted Holder to the Company. However, if any such certificate is to be issued in a name other than that of a Permitted Holder, the Person or Persons requesting the issuance thereof shall pay to the Company the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Company that such tax has been paid.

5.7.3	If Ordinary Shares to be issued upon the conversion of Class B Shares shall require registration with or approval of any Governmental Entity under any U.S. federal or state law or any Applicable Law of any other jurisdiction before such Ordinary Shares may be validly issued upon conversion, the Company will, to the extent then permitted by Applicable Law, secure such prior registration or approval, as the case may be.

5.7.4	For so long as the Ordinary Shares are listed on a Designated Stock Exchange, the Company shall list and keep listed on such Designated Stock Exchange, any Ordinary Shares issued upon any conversion of any Class B Shares.

5.7.5	The Company shall take all actions and obtain all approvals and registrations required with respect to any conversion of the Class B Shares into Ordinary Shares. The Company shall ensure that the Ordinary Shares can be delivered in accordance with these Terms of Issue upon any conversion hereunder.

5.8	Certain adjustments

5.8.1	In case of the issuance of any Monsoon Voting Securities as a dividend or in the case of any sub-division, split-up, combination, or change of the Monsoon Voting Securities into a different number of Monsoon Voting Securities of the same or any other class or classes, or in the case of any consolidation or merger of the Company with or into another Person, or in case of any sale or conveyance to another Person of the property of the Company as an entirety or substantially as an entirety, the conversion rate as provided herein shall be appropriately adjusted so that the rights of Class B Members shall not be diluted. Adjustments in the rate of conversion shall be calculated to the nearest one tenth (1/10) of a share.

5.8.2	No fractional Ordinary Shares shall be issued upon conversion of Class B Shares. In lieu of fractional shares, the transfer agent shall, within three (3) Business Days immediately following the relevant conversion date, in lieu of any fractional Ordinary Share deliverable upon conversion, pay an amount in cash equal to the Market Price of the Ordinary Shares on the conversion date multiplied by the fraction of Ordinary Shares that would otherwise be issuable.

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6	PREEMPTIVE RIGHTS

6.1	Right to subscribe

6.1.1	Subject to Section 6.3 and Applicable Law, at any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a New Issuance, if the Company at any time shall propose to issue any Monsoon Voting Securities (a “New Issuance”), including as acquisition consideration to be paid to any Person or the shareholders of any Person pursuant to the acquisition by the Company of such Person (or the business or assets of such Person), the Class B Members shall have the right to subscribe for and purchase from the Company (on a pro rata basis, if applicable) additional Class B Shares (a “Purchase”) in such amount as shall cause the Permitted Holder Ownership Percentage, as calculated giving pro forma effect to such New Issuance and Purchase, to be equal to the Permitted Holder Ownership Percentage as calculated immediately prior to the consummation of such New Issuance and Purchase and otherwise preserve and maintain the relative voting and distribution rights of the Class B Members.

6.2	Price of subscription

6.2.1	The price payable for any Purchase of additional Class B Shares pursuant to Section 6.1.1 shall be:

(i)	in the case of any Monsoon Voting Securities issued pursuant to any Employee Benefit Plan implemented after the Class B Shares Original Issuance Date, the Market Price as of the date of issuance of such Monsoon Voting Securities issued upon exercise or settlement of any restricted stock units, share appreciation rights or any other rights, warrants, options or other equity awards under such Employee Benefit Plan, as the case may be;

(ii)	in the case of any Monsoon Voting Securities issued as acquisition consideration pursuant to the acquisition by the Company of any Person (or the business or assets of such Person), the same as the implied price per share pursuant to the terms of such acquisition (taking into account any Indebtedness assumed pursuant to such acquisition); or

(iii)	in the case of any other issuance of Monsoon Voting Securities, the same as the price offered to all other investors participating in such New Issuance.

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6.2.2	In the case of any New Issuance contemplated by (i) Section 6.2.1(i), the Company shall provide written notice to the Class B Members promptly following the end of each month in which Monsoon Voting Securities have been issued pursuant to the relevant Employee Benefit Plan, which notice shall specify the number of Monsoon Voting Securities issued pursuant to such Employee Benefit Plan during such month and the applicable Market Price(s) in connection with each issuance during such month, or (ii) Section 6.2.1(ii) or Section 6.2.1(iii), the Company shall provide written notice to the Class B Members of such proposed New Issuance as far in advance of such New Issuance as is reasonably practicable in the circumstances, which notice shall include a description, in reasonable detail, of the terms of such New Issuance and the price at which the Class B Members may elect to Purchase new Class B Shares in connection therewith. In the event the Class B Members elect to exercise their Purchase rights with respect to new Class B Shares pursuant to this Section 6, they shall provide to the Company written notice of such election within 10 Business Days of receipt of such notification from the Company, in which case the Class B Members shall purchase the new Class B Shares that they have elected to purchase (A) in the case of Section 6.2.1(i), on the following Business Day, and (B) in the case of Section 6.2.1(ii) or Section 6.2.1(iii), (x) concurrently with the closing of the New Issuance if such election is made prior to the closing of such New Issuance or (y) on the following Business Day if such election is made after the closing date of such New Issuance.

6.3	Exemptions

6.3.1	Section 6.1.1 shall not apply with respect to any Monsoon Voting Securities issued pursuant to:

(i)	the Monsoon Stock Plans in effect as of the Class B Shares Original Issuance Date (it being understood and agreed that the total number of Monsoon Voting Securities able to be issued under the Monsoon Stock Plans in effect as of the Class B Shares Original Issuance Date is 3,095,840 (all of which are in the form of Ordinary Shares); and

(ii)	the terms of the Convertible Notes.

7	BOARD-RELATED RIGHTS

7.1	Size and composition of the Board; nomination rights; resignation

7.1.1	On the Class B Shares Original Issuance Date, the Board shall consist of ten (10) members, comprising:

(i)	four (4) Class B Directors (including one Mauritius resident);

(ii)	two (2) Company Directors;

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(iii)	one (1) Ctrip Director; and

(iv)	three (3) Independent Directors (including one Mauritius resident).

7.1.2	Subject to compliance with the rules of the Designated Stock Exchange, Applicable Law and the provisions of the Constitution in effect on the Class B Shares Original Issuance Date, and at any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a vote of the Class B Members, the Class B Members, by ordinary resolution, shall be entitled to:

(i)	nominate from time to time a number of Directors for election or appointment to the Board in proportion to the Permitted Holder Ownership Percentage, which number of Directors shall be rounded to the nearest whole number; provided that for so long as there are at least (i) four Class B Directors nominated by the Class B Members or (ii) four Directors in total nominated by the Class B Members together with any Thirty Percent Transferee or Fifteen Percent Transferee, as applicable, in each case such Directors shall include one Mauritius resident; and

(ii)	request the removal of any Class B Director at any time.

7.1.3	In the event that the Permitted Holder Ownership Percentage falls below ten (10) percent or fifteen (15) percent (as applicable) at any time, then the relevant investor rights (collectively, the “Investor Rights”) set forth in Section 6, Section 7, Section 9.1 and Section 9.4 (collectively, the “Investor Rights Provisions”) shall automatically terminate and cease to be effective, provided that if the Permitted Holder Ownership Percentage falls below ten (10) percent or fifteen (15) percent (as applicable) due to any failure by the Company to perform or comply with its obligations under Section 6 (“Company Failure”) or otherwise due to any Class B Member being unable to exercise its preemptive rights pursuant to Section 6 in a timely manner or at all as a result of any requirement of Applicable Law, stock exchange rules, judicial or legal process or any Governmental Entity (“Third Party Restriction”), and the Permitted Holder Ownership Percentage subsequently becomes equal to or greater than ten (10) percent or fifteen (15) percent (as applicable, when the Company Failure is remedied or the Third Party Restriction is removed), then such Investor Rights shall immediately apply again upon the Permitted Holder Ownership Percentage becoming equal to or greater than ten (10) percent or fifteen (15) percent (as applicable). The termination or ineffectiveness of the Investor Rights Provisions hereunder shall not relieve any party from any liability or damages resulting from any breach by such party of its obligations with respect to such Investor Rights Provisions prior to such termination or ineffectiveness.

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7.1.4	Except as may otherwise be required pursuant to Applicable Law or the Constitution, neither the Company nor the Board shall remove, or take any action in favor of the removal of, any Class B Director unless such removal is at the written direction of the Class B Members or for Cause. Removal for “Cause” shall mean the willful and continuous failure of a Class B Director to substantially perform such director’s duties to the Company, other than any such failure resulting from incapacity due to physical or mental illness, or the willful engaging by a Class B Director in gross misconduct materially and demonstrably injurious to the Company.

7.1.5	In the event of (i) any failure by any Class B Director to satisfy the Board Qualifications, (ii) any removal of any Class B Director, (iii) the death, disability, retirement or resignation of any Class B Director (or any other vacancy created with respect to the position of any Class B Director) or (iv) any failure by any Class B Director to be elected at any annual or special meeting of the shareholders of the Company at which such Class B Director stood for election, the Class B Members shall have the sole and exclusive right to designate a replacement Class B Director to fill such vacancy and serve on the Board, and the Company shall arrange for the appointment or election of such individual to the Board (who shall, following such appointment or election, be a Class B Director) as promptly as practicable following receipt of written notice from the Class B Members designating such replacement Class B Director and of all documentation requested by the Company reasonably required in connection with such appointment, but in no event later than 30 days after receipt by the Company of such written notice.

7.1.6	In the case of any appointment by the Board of a Class B Director to the Board, the Company shall convene a meeting of the Board or obtain resolutions in writing signed by all members of the Board pursuant to the Constitution and appoint such Class B Director to the Board, who shall hold office as a Class B Director until the next annual meeting of shareholders in accordance with the Constitution. At any annual or special meeting of the Company’s shareholders at which any Class B Director is to be elected, the Company shall, subject to any requirements of Applicable Law and such Class B Director satisfying the Board Qualifications, nominate each such Class B Director for election to the Board and use its best efforts (which shall include (i) including in any written notice of such meeting of shareholders or proxy statement used by the Company to solicit the vote of its shareholders in connection with any such meeting the recommendation of the Board that the shareholders of the Company vote in favor of the election of each such Class B Director, (ii) soliciting proxies in favor of the election of such Class B Director, (iii) supporting each such Class B Director in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate and (iv) if necessary, expanding the size of the Board in order to allow for the requisite number of Class B Directors) to cause the election of such Class B Director to the Board.

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7.1.7	The Company shall not revise or amend the Board Qualifications in any manner that has the intent or effect of adversely affecting the nomination or election of any Class B Director (including by adding any requirement that all Directors meet citizenship or independence requirements that would disqualify individuals known by the Company to be the Class B Members’ probable designees as Class B Directors).

7.1.8	Any Class B Director duly elected to the Board shall:

(i)	agree to hold in confidence all confidential information provided to such Person by the Company in his or her capacity as a Director (provided that the Class B Director shall not be restricted in any confidential communications or discussions with or the confidential provision of information to any Class B Member, its Affiliates and their respective directors, officers, employees, accountants, agents, counsel and other representatives who are subject to the same confidentiality obligations as set forth herein) to the same degree as other members of the Board, and

(ii)	be subject to the Company’s bylaws, charters, guidelines, codes of conduct, policies and procedures and Applicable Law governing the fiduciary responsibilities of directors to the same degree as other members of the Board.

7.1.9	In the event that the number of Class B Directors on the Board is greater than the number of Class B Directors that the Class B Members are permitted to nominate in accordance with Section 7.1.2(i), the Class B Members shall, by ordinary resolution, cause the applicable number of Class B Directors to tender his or her resignations from the Board promptly.

7.1.10	In the event that the Permitted Holder Ownership Percentage is less than ten (10) percent, the Class B Members shall, by ordinary resolution, cause the remaining Class B Directors to tender his or her resignations from the Board promptly.

7.2	Quorum

7.2.1	At any time that the Permitted Holder Ownership Percentage is equal to or greater than fifteen (15) percent on the Business Day that precedes a vote of the Board, notwithstanding Clause 116 of the Constitution, the quorum fixed by the Board shall always require a majority of the Board (including no fewer than (i) two Class B Directors and (ii) two Mauritian resident directors) to be present, provided that if a quorum is not present at a meeting of the Board due to the absence of either Class B Director within sixty (60) minutes of the time when the meeting should have begun or if during the meeting there is no longer a quorum, then the meeting shall be adjourned for one week (such meeting, as postponed, the “Postponed Meeting”). Written notice of the Postponed Meeting shall be given to all Directors at least two Business Days prior to the Postponed Meeting. At the Postponed Meeting, a quorum can be achieved without the presence of Class B Directors (provided that notwithstanding the foregoing, any action to be taken at any Postponed Meeting with respect to any Reserved Matter shall still be subject to the requirements of Section 7.5 and attendance at such Postponed Meeting of the requisite Class B Directors).

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7.3	Board committee representation

7.3.1	Subject to compliance with the rules of the Designated Stock Exchange, Applicable Law and the provisions of the Constitution in effect on the Class B Shares Original Issuance Date (including the relevant Class B Directors meeting any applicable independence requirements), at any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent, one Class B Director shall serve on each committee of the Board. For so long as any Class B Directors serve (or at any time the Class B Members are entitled to nominate or appoint Directors) on the Board, (i) the Board will not form an executive committee of the Board or any other committee of the Board with functions similar to those customarily granted to an executive committee unless, in each case, the Class B Directors are represented on such committee in proportion to the Permitted Holder Ownership Percentage (which number of Class B Directors shall be rounded to the nearest whole number) and (ii) all Board consideration of, and voting with respect to, any Business Combination, tender offer or exchange offer, sale or acquisition of material assets, liquidation or dissolution, in each case involving the Company or any of its Subsidiaries or its or their securities or a material amount of the assets or businesses of the Company or any of its Subsidiaries, and any material financing transactions and appointment and employment of executive officers, will take place only at the full Board level.

7.3.2	In the event that the Permitted Holder Ownership Percentage is less than ten (10) percent, the Class B Members shall no longer have the right to appoint any Class B Director to serve on any committee of the Board and shall cause the applicable Class B Directors to resign from the relevant Board committees.

7.4	Audit Committee observer

7.4.1	At any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a meeting of the Audit Committee and no Class B Director serves on the Audit Committee, the Class B Members, by ordinary resolution, shall have the right to appoint a representative to attend Audit Committee meetings as an observer.

7.4.2	In the event that the Permitted Holder Ownership Percentage is less than ten (10) percent, the Class B Members shall no longer have the right to appoint a representative to attend Audit Committee meetings (whether as an observer or otherwise) and shall cause the applicable Class B Director to cease attending Audit Committee meetings.

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7.5	Reserved Matters

7.5.1	Regardless of whether approval by the Board would otherwise be required under the rules of the Designated Stock Exchange, Applicable Law or the provisions of the Constitution, at any time that the Permitted Holder Ownership Percentage is equal to or greater than fifteen (15) percent on the Business Day that precedes the date of any action in respect of a Reserved Matter, the Company shall not, and shall procure that none of its Subsidiaries shall, take any action in respect of any matter set out below without the prior approval of both a majority of the total number of Directors (including the Class B Directors) and a majority of the total number of Class B Directors (each, a “Reserved Matter”):

(i)	entering into any transaction that would (i) impose any limitation on the legal rights of any Class B Member as a shareholder of the Company, including any transaction that would impose a restriction (without lawful exemption for the Class B Members) based upon the size of security holding, the jurisdiction of incorporation of a security holder, the business in which a security holder is engaged or any other consideration applicable to any Class B Member and not to shareholders of the Company generally, (ii) deny any material benefit to any Class B Member proportionately as a holder of any class of shares of Capital Stock of the Company that is made available to other holders of any class of shares of Capital Stock of the Company generally or (iii) otherwise adversely discriminate against any Class B Member as a shareholder of the Company;

(ii)	amending, restating, waiving or otherwise modifying any provision of any investor rights agreement, investment agreement, shareholder agreement or other Contract entered into with any other shareholder of the Company in any manner that would be adverse to the rights of any Class B Member or more favorable to the rights of such other shareholder thereunder than to the rights of the Class B Members hereunder;

(iii)	entering into any Contract that purports to or in fact limits (i) the activities that may be conducted by any Class B Member or its Affiliates or (ii) in any material respect, other than in the ordinary course of business (including pursuant to customary covenants entered into as part of ordinary course financing arrangements), the scope of business that may be conducted by the Company (whether through restraint of trade or non-competition covenants or similar provisions);

(iv)	entering into any Contract or transaction (or series of related transactions) (including any Business Combination or similar transaction) providing for or resulting in (i) any Person, other than the Class B Members and their Affiliates, becoming the Beneficial Owner of more than 35% of the issued and outstanding Monsoon Voting Securities (or the Person surviving the relevant transaction) or otherwise acquiring (directly or indirectly) effective control of the Company and its Subsidiaries or (ii) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than the Class B Members and their Affiliates;

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(v)	approving, adopting or implementing any takeover defense measure (including any “poison pill”, stockholder rights plan or similar anti-takeover agreement or plan), other than any such measure, plan or agreement that would not apply to the Class B Members and their Affiliates;

(vi)	selling, exchanging, transferring or otherwise disposing of any assets or Subsidiary of the Company if (i) the annualized revenue generated by such assets or subsidiary, together with the annualized revenue of all other assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, exceeds 50% of the Company’s consolidated total revenue for the preceding fiscal year, (ii) such assets or subsidiary, together with all other assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, represents more than 50% of the Company’s consolidated total assets as of the end of the preceding fiscal year or (iii) such assets or subsidiary, together with all other assets or subsidiaries so disposed of within the twelve month period ending on the date of such disposal, represents more than 50% of the Company’s total number of transactions for the preceding fiscal year;

(vii)	issuing any securities where such issuance would require the prior approval of the holders of Monsoon Ordinary Shares pursuant to Rule 5635 of the NASDAQ Stock Market Rules as in effect as of the date hereof, or if the Ordinary Shares are no longer listed on the NASDAQ, the rules of any other stock exchange or market on which the Ordinary Shares are then listed (in each case treating the Company as if it was not a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act));

(viii)	causing the Company or any Subsidiary thereof to enter into any line of business other than online travel and travel services businesses;

(ix)	incurring, assuming, issuing, guaranteeing or otherwise becoming liable for Indebtedness which, when aggregated with the principal amount of all other Indebtedness then outstanding, which would require approval of the Company’s shareholders under Applicable Law, or which would exceed 20% of the consolidated total assets of the Company as of the end of the preceding fiscal year;

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(x)	terminating the employment of the Executive Chairman and Group CEO, the Co-Founder and CEO India or the Co-Founder and President of the Company, or appointing any new or additional Executive Chairman and Group CEO, Co-Founder and CEO India or Co-Founder and President of the Company; and

(xi)	increasing or decreasing the size of the Board if such increase or decrease would result in a decrease in the percentage of the Class B Directors represented on the Board.

7.6	Related Party Transactions

7.6.1	After the Class B Shares Original Issuance Date, the Company shall not, and shall not permit any Subsidiary to, directly or indirectly, enter into, modify, amend or conduct, or agree to enter into, modify, amend or conduct, any Related Party Transaction involving aggregate value or consideration exceeding $120,000, other than in the ordinary course of business consistent with past practice, unless such Related Party Transaction has been approved by, or is consistent with or pursuant to the terms of a policy, transaction or agreement (or form of agreement) approved by, the affirmative vote or written consent of a majority of the Independent Directors, in addition to any other approvals that may be required pursuant to Applicable Law, the NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange or stock exchange) or the Constitution. Notwithstanding anything to the contrary set forth herein, (i) any transaction pursuant to the terms of any Transaction Document or these Terms of Issue (including any exercise of preemptive rights hereunder) shall not be subject to this Section 7.6.1 and (ii) no Contract set forth in Section 4.18(a)(iv) of the Indigo Parent Disclosure Letter shall be subject to amendment or termination as a result of this Section 7.6.1; provided that any amendment or waiver of any provision of any Contract set forth in Section 4.18(a)(iv) of the Indigo Parent Disclosure Letter or any Transaction Document after the Closing shall be subject to the requirements of this Section 7.6.1.

7.7	Additional Shareholder Agreements

7.7.1	In connection with any Thirty Percent Transfer, the relevant Class B Member shall have the option to require the Company to enter into a separate shareholders agreement with the relevant Thirty Percent Transferee, pursuant to which such Thirty Percent Transferee shall be provided with substantially the same rights (and be subject to the same restrictions set forth in Section 8) as those which are provided to such Class B Member pursuant to Section 6, Section 7 and Section 9.1, as well as registration rights substantially consistent with those of the Initial Class B Member set forth in the Registration Rights Agreement. In the event that such Class B Member elects to exercise such option, it shall notify the Company in writing, which notice shall identify the Thirty Percent Transferee and describe in reasonable detail the terms of such Thirty Percent Transfer. Upon receipt of such notice, the Company shall promptly commence good faith discussions with such Thirty Percent Transferee and prepare and enter into a definitive version of such shareholders agreement with such Thirty Percent Transferee as promptly as practicable thereafter.

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7.7.2	In connection with any Fifteen Percent Transfer, the relevant Class B Member shall have the option to require the Company to enter into a separate shareholders agreement with the relevant Fifteen Percent Transferee, pursuant to which such Fifteen Percent Transferee shall be provided with substantially the same rights (and be subject to the same restrictions set forth in Section 8) as those which are provided to such Class B Member pursuant to Section 6, Section 7 (other than Section 7.5) and Section 9.1, as well as registration rights substantially consistent with those of the Initial Class B Member set forth in the Registration Rights Agreement. In the event that such Class B Member elects to exercise such option, it shall notify the Company in writing, which notice shall identify the Fifteen Percent Transferee and describe in reasonable detail the terms of such Fifteen Percent Transfer. Upon receipt of such notice, the Company shall promptly commence good faith discussions with such Fifteen Percent Transferee and prepare and enter into a definitive version of such shareholders agreement with such Fifteen Percent Transferee as promptly as practicable thereafter.

8	TRANSFER RESTRICTIONS

8.1	General

8.1.1	The right of the Class B Members to Transfer any Covered Shares is subject to the restrictions set forth in this Section 8, and no Transfer of Covered Shares by any Class B Member may be effected except in compliance with this Section 8. Any attempted Transfer in violation of this Section 8 shall be of no effect and shall be null and void, regardless of whether the purported Transferee has any actual or constructive knowledge of the Transfer restrictions set forth in this Section 8, and shall not be recorded on the share transfer books of the Company.

8.2	Transfer Restrictions

8.2.1	During the period commencing from the Class B Shares Original Issuance Date until the second anniversary of the Class B Shares Original Issuance Date, no Class B Member shall Transfer any Covered Shares to any Person identified on Schedule 1 (the “Competitor List” and each such Person identified therein, a “Competitor”) or, to the knowledge of such Class B Member, any Subsidiary of any such Person.

8.2.2	During the period commencing from the Class B Shares Original Issuance Date until the first anniversary of the Class B Shares Original Issuance Date, no Class B Member shall Transfer any Covered Shares to any Person who, after giving effect to such Transfer, to the knowledge of such Class B Member, would Beneficially Own in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities.

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8.2.3	The Transfer restrictions set forth in Section 8.2.1 and Section 8.2.2 shall not apply to Transfers:

(i)	to any Permitted Holder;

(ii)	pursuant to any Business Combination approved in advance by the Board or any Third Party Tender Offer;

(iii)	pursuant to any registered public offering in accordance with the Securities Act, but only so long as such Class B Member uses reasonable best efforts to ensure that such registered public offering does not result in any Person becoming the Beneficial Owner in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities;

(iv)	pursuant to any open market sales made in accordance with Rule 144 under the Securities Act, but only so long as such Class B Member uses reasonable best efforts to ensure that such open market sales do not result in any Person becoming the Beneficial Owner in the aggregate 15% or more of the issued and outstanding Monsoon Voting Securities;

(v)	to the Company or any of its Subsidiaries, including pursuant to any open market share repurchase program or an issuer self-tender offer or any other transaction pursuant to which any Capital Stock of the Company is acquired by the Company or any of its Subsidiaries or any plan or trust in respect of which voting is controlled by the Company or any of its Subsidiaries; or

(vi)	made pursuant to transactions approved in advance by the Board.

8.3	Competitor List

8.3.1	The Competitor List identifies the Competitors as of the Class B Shares Original Issuance Date. The Company may amend the Competitor List from time to time after the Class B Shares Original Issuance Date to add or remove Competitors from the Competitor List; provided that each such amendment shall only be effective upon the mutual agreement of the Company and the Class B Members; provided further that, unless otherwise agreed by the Class B Members in writing, (i) any Person so added to the Competitor List as a Competitor must be a material direct competitor of the Company engaging in one or more of the Company’s principal lines of business in India, as reasonably determined by the Company and the Class B Members, and (ii) the Company may not amend the Competitor List (A) prior to the six month anniversary of the Class B Shares Original Issuance Date or (B) more than once per each twelve-month period thereafter. For the avoidance of doubt, Naspers Limited and its Subsidiaries shall never be included in the Competitor List.

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8.4	Notation of Restrictions

8.4.1	The Company shall make a notation on its records or give instructions to any transfer agents or registrars for the Capital Stock of the Company in order to implement the restrictions on Transfer set forth in this Section 8 and shall ensure such notation is amended or removed to reflect the termination of such Transfer restrictions at the time of such termination, as set forth in Section 8.2.1 and Section 8.2.2.

8.5	Acquisition of Monsoon Securities

8.5.1	Subject to Section 7.6, compliance with Applicable Law, the NASDAQ Stock Market Rules (or the rules of any other applicable securities exchange or stock exchange) and the Constitution in effect as of the Class B Shares Original Issuance Date, nothing in these Terms of Issue shall in any way restrict, limit or prohibit any Class B Member or its Affiliates from acquiring additional Monsoon Securities, at any time and from time to time, on the open market, in privately negotiated transactions, by tender offer or exchange offer, or otherwise.

9	OTHER RIGHTS

9.1	Inspection and information rights

9.1.1	For so long as the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent, upon reasonable written notice by any Class B Member from time to time, the Company shall, and shall cause its Subsidiaries to, subject to Applicable Law, provide such Class B Member and its Representatives with reasonable access during normal business hours to the personnel, properties, systems, Contracts, Records (including financial Records) and Representatives of the Company, including by, as reasonably requested by such Class B Member, subject to Applicable Law, promptly providing copies to such Class B Member and its Representatives of any of the foregoing systems, Contracts and Records (including financial Records), and the Company shall use commercially reasonable efforts to make available to such Class B Member and its Representatives senior members of management of the Company to discuss and answer questions with respect to the Company’s business, financial condition, results of operations and prospects.

9.1.2	Such Class B Member shall (i) reimburse the Company for all reasonable, documented out-of-pocket costs and expenses incurred by the Company or any Subsidiary thereof in connection with any action taken by it pursuant to this Section 9.1 and (ii) use reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from the requests for access and information by such Class B Member and its Representatives hereunder.

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9.1.3	Notwithstanding the foregoing provisions of this Section 9.1, the Company may withhold (i) any documents (or portions thereof) or information that is subject to the terms of a confidentiality agreement with a third party and (ii) any document (or portions thereof) or information which may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by the Company’s counsel, constitutes a waiver of any such privilege. If any information is withheld by the Company pursuant to the immediately preceding sentence, the Company shall inform such Class B Member as to the general nature of what is being withheld.

9.1.4	The Class B Members shall keep confidential, and shall instruct their Representatives to keep confidential, all information relating to the Company and its Subsidiaries provided by the Company or any Subsidiary thereof to such Class B Member and its Representatives pursuant to this Section 9.1 (“Confidential Information”), except as may otherwise be required by (i) Applicable Law or stock exchange requirements or (ii) judicial or legal process or by any Governmental Entity, in which case such Class B Member will, to the extent permitted by Applicable Law, provide the Company with prompt written notice of such requirement so that the Company may seek an appropriate protective order (at the Company’s sole expense). If, failing the entry of a protective order, such Class B Member or its Representatives are, on the advice of counsel, compelled to disclose any Confidential Information, such Class B Member or its Representatives, as applicable, may make the disclosures that its counsel advises it is compelled to make and will exercise reasonable best efforts to obtain assurance that confidential treatment will be afforded to the Confidential Information that is being disclosed. For purposes hereof, “Confidential Information” shall not include any information that is or becomes generally available in the public domain other than as a result of such Class B Member’s breach of this Section 9.1.4.

9.2	Voluntary adjustment of rights

9.2.1	The Class B Members may, by ordinary resolution, at any time and from time to time suspend (i) the voting rights of each Class B Share; and/or (ii) the distribution rights of each Class B Share, in each case for a period no longer than six months, provided that, unless such suspension is renewed by the Class B Members (by ordinary resolution), the original voting and distribution rights of the Class B Shares set out in these Terms of Issue as in effect on the date hereof shall be restored automatically upon the expiry of the specified period.

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9.3	Amendments of the Terms of Issue

9.3.1	These Terms of Issue shall not be varied, modified or abrogated without the prior approval of the Class B Members, by ordinary resolution.

9.4	No other inconsistent amendments

9.4.1	At any time that the Permitted Holder Ownership Percentage is equal to or greater than ten (10) percent on the Business Day that precedes a vote of the Members and except as otherwise required by Applicable Law, the Company shall not amend its Constitution in any manner, enter into or amend any agreement, or take any similar actions that would adversely affect the Class B Members’ rights under these Terms of Issue or the Company’s ability to comply with its obligations under these Terms of Issue.

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EXHIBIT

FORM OF CONVERSION NOTICE

To:	MAKEMYTRIP LIMITED

[                    ], as TRANSFER AGENT

The undersigned registered owner of the Class B Shares hereby exercises the option to convert the Class B Shares referred to in the enclosed share certificate, or the portion hereof below designated, into Ordinary Shares in accordance with the Terms of Issue referred to in the enclosed certificate representing the Class B Shares, and directs that any cash payable and any Ordinary Shares deliverable upon such conversion, together with any cash payable for any fractional Ordinary Share, and a new certificate (evidencing the number of Class B Shares not converted) be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Ordinary Shares or a new certificate evidencing the number of Class B Shares not converted are to be issued in the name of a Person other than the undersigned, the Person or Persons requesting the issuance thereof shall pay to the Company the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Company that such tax has been paid.

[The undersigned further certifies:

1. The undersigned acknowledges (and if the undersigned is acting for the account of another person, that person has confirmed that it acknowledges) that the Ordinary Shares received upon conversion of the Class B Shares (or securities represented thereby) have not been and are not expected to be registered under the Securities Act.

2. The undersigned further certifies that either:

(a) The undersigned is, and at the time Ordinary Shares are delivered in conversion of the Class B Shares will be, the holder of the Ordinary Shares represented thereby, and (i) the undersigned is not a U.S. person (as defined in Regulation S under the Act) and is located outside the United States (within the meaning of Regulation S) and acquired, or have agreed to acquire and will have acquired, the Class B Shares being converted and the Ordinary Shares being delivered in the conversion outside the United States and (ii) the undersigned is not in the business of buying and selling securities.

OR

(b) The undersigned is a broker-dealer acting on behalf of its customer; its customer has confirmed to the undersigned that it is, and at the time Ordinary Shares are delivered in conversion of the Class B Shares will be, the holder of the Ordinary Shares, and (i) it is not a U.S. person (as defined in Regulation S under the Act) and it is located outside the United States (within the meaning of Regulation S and acquired, or have agreed to acquire and will have acquired, the Class B Shares being converted and the Ordinary Shares being delivered in the conversion outside the United States and (ii) it is not in the business of buying and selling securities or, if it is in such business, it did not acquire the Class B Shares being converted from the Company or any affiliate thereof in the initial distribution of the Class B Shares.

OR

(c) The undersigned is a qualified institutional buyer (as defined in Rule 144A under the Act) acting for its own account or for the account of one or more qualified institutional buyers and the undersigned is (or such account or accounts are) the sole beneficial owner(s) of the Ordinary Shares to be received upon conversion of the Class B Shares.]

3. The undersigned acknowledges that if the undersigned (and any such other account) is or becomes an Affiliate of the Company, the Ordinary Shares would be “restricted securities” under the Act.

4. The undersigned agrees (and if the undersigned is acting for the account of another person, that person has confirmed that it agrees) that, unless and until the undersigned (or such other account) is notified by the Depositary that the restrictive legend on the Ordinary Shares has been removed from such security, the undersigned (and such other account) will not offer, sell, pledge or otherwise transfer the Ordinary Shares (or securities represented by such Ordinary Shares) except in accordance with the restrictions set forth in that legend and any applicable securities laws of the United States and any state thereof.

Dated:

Signature(s)

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Ordinary Shares are to be issued, or certificates representing Class B Shares are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of Ordinary Shares if to be issued, and certificates representing Class B Shares if to be delivered, other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code) Please print name and address

Number of Class B Shares to be converted (if less than all)

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement or any change whatsoever.

Social Security or Other Taxpayer Identification Number

SCHEDULE 1

COMPETITOR LIST